United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 7, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

April 7, 2026

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	April 7, 2026

April 7, 2026
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that from 30 March 2026 up to and including 2 April 2026 it purchased a total of: (i) 200,000 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 120,898 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

Date	Aggregate number of ordinary shares purchased	Highest price paid (per ordinary share)	Lowest price paid (per ordinary share)	Volume weighted average price	Trading venue
30 March 2026	50,000	USD 92.2100	USD 90.1400	USD 91.2400	US Trading Venues
30 March 2026	41,898	GBP 69.9000	GBP 68.4000	GBP 69.4364	London Stock Exchange
30 March 2026	3,000	GBP 69.9000	GBP 68.5000	GBP 69.4238	CBOE Europe Limited (CXE)
31 March 2026	50,000	USD 91.7100	USD 89.7700	USD 90.7602	US Trading Venues
31 March 2026	38,000	GBP 70.0000	GBP 68.4000	GBP 69.1927	London Stock Exchange
31 March 2026	3,000	GBP 69.9000	GBP 68.6000	GBP 69.2751	CXE
1 April 2026	50,000	USD 92.5200	USD 89.9100	USD 91.3374	US Trading Venues
1 April 2026	4,000	GBP 69.3000	GBP 67.7000	GBP 68.4495	London Stock Exchange
1 April 2026	1,000	GBP 69.2000	GBP 67.8000	GBP 68.4441	CXE
2 April 2026	50,000	USD 92.9100	USD 91.6300	USD 92.3213	US Trading Venues

2 April 2026	29,000	GBP 70.3000	GBP 69.5000	GBP 69.8999	London Stock Exchange
2 April 2026	1,000	GBP 70.3000	GBP 69.6000	GBP 69.8887	CXE

The purchases form part of the Company's share buyback programme announced on 17 February 2026 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/5026Z_1-2026-4-7.pdf

CONTACTS

Company Secretariat Svetlana Walker svetlana.walker@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 7, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary

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